# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Boyd Group Services Inc., CIK 0002091467
CUSIP: 103310108
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1745 ELLICE AVE., UNIT C1, 1745 ELLICE AVE., UNIT C1, WINNIPEG, Manitoba Canada (A2), 00000
Date of event which requires filing of this statement: 10/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001361974-26-000003
Filed by CIK 0001361974

## Reporting persons
- Beutel, Goodman & Co Ltd.

## Item 1. Issuer
Name of issuer: Boyd Group Services Inc.
Address of issuer's principal executive offices: 1745 ELLICE AVE., UNIT C1, 1745 ELLICE AVE., UNIT C1, WINNIPEG, MANITOBA, CANADA, 00000.

## Item 2. Person Filing
Name of person filing: Beutel, Goodman & Company Ltd.
Address of principal business office or, if none, residence:
20 Eglinton Ave. W., Suite 2000
Toronto, Ontario, M4R 1K8, Canada
Citizenship: Canadian incorporated company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,266,693
Percent of class: 4.5506
Sole power to vote or to direct the vote: 1,266,541
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,266,693
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Beutel, Goodman & Co Ltd.: Michal Pomotov, General Counsel & CCO (11/03/2026)